RBC Capital Markets®	Filed Pursuant to Rule 433 Registration Statement No. 333-171806

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement
Subject to Completion:
Dated September 12, 2012

Pricing Supplement Dated September __, 2012 to the Product
Prospectus Supplement ERN-COMM-1 dated February 24,
2011, and the Prospectus Supplement and Prospectus Each
Dated January 28, 2011
$ __________ Buffered Knock-Out Notes with Rebate Linked to the Gold Spot Price, due September 30, 2015 Royal Bank of Canada

The Notes provide a one-for-one positive return if the Gold Spot Price increases from the Initial Level to the Final Level.  However, if the Gold Spot Price exceeds [155%-165%] of its Initial Level between the pricing date and the Valuation Date, inclusive (a “Barrier Event”), the positive return on the Notes will be 5.00% of the principal amount (the “Rebate Percentage”).

If the Gold Spot Price on the Valuation Date is less than the Initial Level by no more than 15%, you will receive the principal amount of your Notes, or if a Barrier Event has occurred, the principal amount of your Notes plus the Rebate Percentage.

If the Gold Spot Price on the Valuation Date is less than the Initial Level, you may lose up to 85% of the principal amount of the Notes, as described in more detail below.

The Notes do not pay interest.  Payments on the Notes are subject to our credit risk.

The Notes will be issued on September 28, 2012, and will mature on September 30, 2015.

The Notes will not be listed on any U.S. securities exchange.  The CUSIP number for the Notes is 78008SJX5.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page 1 of the prospectus supplement dated January 28, 2011, “Additional Risk Factors Specific to the Notes” beginning on page PS-4 of the product prospectus supplement dated February 24, 2011, and “Selected Risk Considerations” on page P-6 of this terms supplement.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to public	%	$
Underwriting discounts and commissions	%	$
Proceeds to Royal Bank of Canada	%	$

The price at which you purchase the Notes includes hedging costs and profits that Royal Bank of Canada or its affiliates expect to incur or realize.  These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes.  As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

If the Notes priced on the date of this terms supplement, RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $30 per $1,000 in principal amount of the Notes and would use a portion of that commission to allow selling concessions to other dealers of up to approximately $30 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions.  If the Notes priced on the date of this terms supplement, the price of the Notes would also include a profit of approximately $20.00 per $1,000 in principal amount of the Notes earned by Royal Bank of Canada in hedging its exposure under the Notes. In no event will the total of the commission received by RBCCM, which includes concessions to be allowed to other dealers and the hedging profits of Royal Bank of Canada, exceed $60.00 per $1,000 in principal amount of the Notes.

We may use this terms supplement in the initial sale of the Notes.  In addition, RBC Capital Markets, LLC or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Buffered Knock-Out Notes with Rebate Linked to the Gold Spot Price, due September 30, 2015

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series E

Underwriter:	RBC Capital Markets, LLC

Reference Asset:	The Gold Spot Price

Bloomberg Ticker:	GOLDLNPM Index

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess of $1,000

CUSIP:	78008SJX5

Pricing Date:	September 25, 2012

Issue Date:	September 28, 2012

Valuation Date:	September 25, 2015, subject to extension for market and other disruptions, as described in the product prospectus supplement

Maturity Date:	September 30, 2015, subject to extension for market and other disruptions, as described in the product prospectus supplement

Payment at Maturity (if held to maturity):	The payment at maturity will depend upon (a) the Percentage Change and (b) whether a Barrier Event has occurred during the term of the Notes.

If the Percentage Change is positive:	A. If a Barrier Event has not occurred, then the investor will receive an amount per $1,000 in principal amount of the Notes equal to: Principal Amount + (Principal Amount x Percentage Change)

B.  If a Barrier Event has occurred, then the investor will receive, for each $1,000 in principal amount of the Notes, an amount equal to $1,050.

In this case, your return will be equal to the “Rebate Percentage” of 5.00%, regardless of the amount by which Percentage Change exceeds zero.

RBC Capital Markets, LLC

Buffered Knock-Out Notes with Rebate Linked to the Gold Spot Price, due September 30, 2015

If the Percentage Change is less than or equal to 0%, but is not less than the Buffer Percentage of -15%:
A.  If a Barrier Event has not occurred, then the investor will receive the principal amount of the Notes.

B.  If a Barrier Event has occurred, then the investor will receive, for each $1,000 in principal amount of the Notes, an amount equal to $1,050.

In this case, your return will be equal to the “Rebate Percentage” of 5.00%.

If the Percentage Change is less than the Buffer Percentage of -15%:
A.  If a Barrier Event has not occurred, then the investor will receive, for each $1,000 in principal amount of the Notes, an amount equal to:

$1,000 + [$1,000 x (Percentage Change + 15%)]

In this case, you may lose up to 85% of the principal amount of your Notes.

B.  If a Barrier Event has occurred, then the investor will receive, for each $1,000 in principal amount of the Notes, an amount equal to:

$1,000 + [$1,000 x (Percentage Change + 15% + Rebate Percentage)]

In this case, you may lose up to 80% of the principal amount of your Notes.

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula: Final Level-Initial Level Initial Level

Initial Level:	The Gold Spot Price on the Pricing Date.

Final Level:	The Gold Spot Price on the Valuation Date.

Barrier Event:	A Barrier Event will be deemed to occur if the Gold Spot Price on any day during the Monitoring Period is greater than or equal to the Knock-Out Barrier Level.

Knock-Out Barrier Level:	[155% to 165%] of the Initial Level, to be determined on the Pricing Date.

Monitoring Period:	Each trading day from the Pricing Date to, and including, the Valuation Date.

Rebate Percentage:	5%

Buffer Percentage:	-15%

Principal at Risk:	The Notes are NOT principal protected. You may lose a substantial portion of your principal amount at maturity if the Final Level is less than the Initial Level.

Calculation Agent:	RBC Capital Markets, LLC

RBC Capital Markets, LLC

Buffered Knock-Out Notes with Rebate Linked to the Gold Spot Price, due September 30, 2015

U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion in this terms supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Secondary Market:
RBC Capital Markets, LLC (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 28, 2011).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P-2 and P-3 of this terms supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement, as modified by this terms supplement.

RBC Capital Markets, LLC

Buffered Knock-Out Notes with Rebate Linked to the Gold Spot Price, due September 30, 2015

ADDITIONAL TERMS OF YOUR NOTES

You should read this terms supplement together with the prospectus dated January 28, 2011, as supplemented by the prospectus supplement dated January 28, 2011 and the product prospectus supplement dated February 24, 2011, relating to our Senior Global Medium-Term Notes, Series E, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control.  The Notes vary from the terms described in the product prospectus supplement in several important ways.  You should read this terms supplement carefully.

This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 28, 2011 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated February 24, 2011, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000309/f127115424b3.htm

Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Product Prospectus Supplement ERN-COMM-1 dated February 24, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000603/f223112424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

RBC Capital Markets, LLC

Buffered Knock-Out Notes with Rebate Linked to the Gold Spot Price, due September 30, 2015

HYPOTHETICAL RETURNS

The examples and table set out below are included for illustration purposes only, and assume a hypothetical Initial Level of $100, a hypothetical Knock-Out Barrier Level of $160.00 (the midpoint of the Barrier Level range of 155% to 165% of the Initial Level), and an initial investment of $1,000.  For purposes of these examples and table, we have assumed that no market disruption event occurs on the Valuation Date. The hypothetical Percentage Changes used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the Initial Level, the Final Level or the Gold Spot Price on any trading day prior to the Maturity Date.

Example 1—	Calculation of the Payment at Maturity where the Percentage Change is positive, and a Barrier Event has not occurred.
	Percentage Change:	10%
	Payment at Maturity:	$1,000 + ($1,000 x 10%) = $1,000 + $100.00 = $1,100.00
	On a $1,000 investment, a 10% Percentage Change results in a Payment at Maturity of $1,100, a 10% return on the Notes.

Example 2—	Calculation of the Payment at Maturity where the Percentage Change is positive, and a Barrier Event has occurred.
	Percentage Change:	15%
	Payment at Maturity:	$1,050.00
	On a $1,000 investment, a 15% Percentage Change results in a Payment at Maturity of $1,050, a 5% return on the Notes, representing the Rebate Percentage.

Example 3—	Calculation of the Payment at Maturity where the Percentage Change is positive (and exceeds the Knock-Out Barrier), and a Barrier Event has occurred.
	Percentage Change:	70%
	Payment at Maturity:	$1,050.00

On a $1,000 investment, a 70% Percentage Change results in a Payment at Maturity of $1,050, a 5% return on the Notes.  Even though the Final Level substantially exceeds the Initial Level, your return on the Notes is limited to the return represented by the Rebate Percentage.

Example 4—	Calculation of the Payment at Maturity where the Percentage Change is negative, but not by less than the Buffer Percentage, and a Barrier Event has not occurred.
	Percentage Change:	-10%
	On a $1,000 investment, if a Barrier Event has not occurred, a -10% Percentage Change results in a Payment at Maturity of $1,000, the principal amount of the Notes.

Example 5—	Calculation of the Payment at Maturity where the Percentage Change is negative, but not by less than the Buffer Percentage, and a Barrier Event has occurred.
	Percentage Change:	-10%
	On a $1,000 investment, if a Barrier Event has occurred, a -10% Percentage Change results in a Payment at Maturity of $1,050, a return equal to the Rebate Percentage.

RBC Capital Markets, LLC

Buffered Knock-Out Notes with Rebate Linked to the Gold Spot Price, due September 30, 2015

Example 6—	Calculation of the Payment at Maturity where the Percentage Change is negative by more than the Buffer Percentage, and a Barrier Event has not occurred.
	Percentage Change:	-30%
	Payment at Maturity:	$1,000 + [$1,000 x (-30% + 15%)] = $850
	On a $1,000 investment, if a Barrier Event has not occurred, a -30% Percentage Change results in a Payment at Maturity of $850, a -15% return on the Notes.

Example 7—	Calculation of the Payment at Maturity where the Percentage Change is negative by more than the Buffer Percentage, and a Barrier Event has occurred.
	Percentage Change:	-30%
	Payment at Maturity:	$1,000 + [$1,000 x (-30% + 15% + 5%)] = $900

On a $1,000 investment, if a Barrier Event has not occurred, a -30% Percentage Change results in a Payment at Maturity of 900, a -10% return on the Notes.

If the Percentage Change is less than the Buffer Level, the occurrence of a Barrier Event during the term of the Notes will reduce your loss by 5% of the principal amount.

RBC Capital Markets, LLC

Buffered Knock-Out Notes with Rebate Linked to the Gold Spot Price, due September 30, 2015

The table below illustrates the Payment at Maturity of the Notes.  Hypothetical Final Levels are shown in the first column on the left.  The second column shows the Payment at Maturity (as a percentage of the principal amount) in a case where a Barrier Event does not occur during the Monitoring Period. The third column shows the Payment at Maturity (as a percentage of the principal amount) in a case where a Barrier Event does occur during the Monitoring Period.

Hypothetical Final Level	A Barrier Event does not occur during the Monitoring Period: Payment at Maturity as Percentage of Principal Amount	A Barrier Event does occur during the Monitoring Period: Payment at Maturity as Percentage of Principal Amount
170.00	N/A	105.00%
160.00	N/A	105.00%
159.00	159.00%	105.00%
150.00	150.00%	105.00%
140.00	140.00%	105.00%
130.00	130.00%	105.00%
120.00	120.00%	105.00%
110.00	110.00%	105.00%
100.00	100.00%	105.00%
90.00	100.00%	105.00%
85.00	100.00%	105.00%
80.00	95.00%	100.00%
70.00	85.00%	90.00%
25.00	40.00%	45.00%

The Payments at Maturity shown above are entirely hypothetical; they are based on levels of the Reference Asset that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payments at Maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the Notes or on an investment in gold.  Please read “Selected Risk Considerations” below, and “Additional Risk Factors Specific to the Notes” and “Hypothetical Returns on Your Notes” in the product prospectus supplement.

RBC Capital Markets, LLC

Buffered Knock-Out Notes with Rebate Linked to the Gold Spot Price, due September 30, 2015

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in gold.  These risks are explained in more detail in the section “Additional Risk Factors Specific to the Notes,” beginning on page PS-4 of the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

•	Principal at Risk – Investors in the Notes could lose up to 85% of their principal amount if the Final Level is more than 15% less than the Initial Level.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity.  The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

•
Your Return on the Notes Will Not Exceed the Return Represented by the Knock-Out Barrier Level – If the Gold Spot Price equals or exceeds the Knock-Out Barrier Level during the Monitoring Period, the positive return on the Notes will be limited to the Rebate Percentage of 5%.  This will be the case even if the Final Level exceeds the Initial Level by a substantial percentage.  As a result, your maximum positive return on the Notes will be [54.99% to 64.99%] of the principal amount, and you will only be entitled to receive such a return if a Barrier Event does not occur.

If a Barrier Event occurs, the maximum upside return on the Notes will be fixed, and limited to 5%.  Accordingly, the market value of the Note may substantially decrease if the Gold Spot Price approaches or exceeds the Knock-Out Barrier Level.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes – The Notes are Royal Bank’s senior unsecured debt securities.  As a result, your receipt of the amount due on the maturity date is dependent upon Royal Bank’s ability to repay its obligations at that time.  This will be the case even if the level of the Reference Asset increases after the pricing date.  No assurance can be given as to what our financial condition will be at the maturity of the Notes.

•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

•	You Will Not Have Any Ownership Rights to Gold – As a holder of the Notes, you will not have any ownership of, or right to receive, gold or any related futures contract.

•
The Inclusion in the Purchase Price of the Notes of a Selling Concession and of Royal Bank’s Cost of Hedging its Market Risk under the Notes Will Adversely Affect the Value of the Notes Prior to Maturity  - The price at which you purchase of the Notes may include a selling concession (including a broker’s commission), as well as the costs that Royal Bank (or one of its affiliates) expects to incur in the hedging of its market risk under the Notes. Such hedging costs include the expected cost of undertaking this hedge, as well as the profit that Royal Bank (or its affiliates) expects to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

RBC Capital Markets, LLC

Buffered Knock-Out Notes with Rebate Linked to the Gold Spot Price, due September 30, 2015

•
Market Disruption Events and Adjustments – The payment at maturity and the Valuation Date are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

•
The Notes Are Subject to Risks Relating to an Investment in Gold - The Gold Spot Price is derived from a principals’ market which operates as an over-the-counter physical commodity market. Certain features of U.S. futures markets are not present in the context of trading on such principals’ markets. For example, there are no daily price limits, which would otherwise restrict the extent of daily fluctuations in the prices of the commodities in such markets. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial, or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market.

RBC Capital Markets, LLC

Buffered Knock-Out Notes with Rebate Linked to the Gold Spot Price, due September 30, 2015

INFORMATION REGARDING THE REFERENCE ASSET

All disclosures contained in this terms supplement regarding the Reference Asset have been derived from publicly available sources. We have not made any independent investigation as to the determination of the Gold Spot Price.

The Gold Spot Price is a benchmark price used in the markets where gold is sold for U.S. dollars and delivered immediately. The Gold Spot Price is an internationally published benchmark of the spot price of gold in U.S. dollars per troy ounce as determined at 3:00 p.m. London time. The Gold Spot Price is determined by five market-making members of the London Bullion Market Association (the “LBMA”). These members meet by telephone each London business day at 3:00 p.m. to determine the Gold Spot Price. The five members are the Bank of Nova Scotia-ScotiaMocatta, Barclays Bank Plc, Deutsche Bank AG, HSBC Bank USA, N.A., and Société Générale, collectively referred to as the London Gold Market Fixing Ltd. The Gold Spot Price is published by Bloomberg Financial Markets under the symbol “GOLDLNPM”.

The London bullion market is an over-the-counter market, as opposed to an exchange-traded environment. Members of the London bullion market typically trade with each other and with their clients on a principal-to-principal basis. All risks, including those of credit, are between the two parties to a transaction.

An investment in the Notes does not entitle you to any ownership interest, either directly or indirectly, in gold or in any gold transaction traded on the London bullion market.

The Notes are not sponsored, endorsed, sold, or promoted by the LBMA. The LBMA takes no responsibility for the accuracy and/or the completeness of information provided in this terms supplement, the product prospectus supplement, the prospectus supplement or the prospectus. In addition, the LBMA is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or the quantities of the Notes to be issued or in the determination or calculation of the amount payable on maturity. The LBMA has no obligation in connection with the administration, marketing, or trading of the Notes.

RBC Capital Markets, LLC

Buffered Knock-Out Notes with Rebate Linked to the Gold Spot Price, due September 30, 2015

Historical Information

The graph below sets forth the information relating to the historical performance of the Reference Asset.  The information provided in this table is for the four calendar quarters of 2010 and 2011, the first two calendar quarters of 2012 and for the period from July 1, 2012 to September 7, 2012.

We obtained the information regarding the historical performance of the Reference Asset in the graph below from Bloomberg Financial Markets.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.

Period- Start Date	Period-End Date	High Intra-Day Price of the Reference Stock in ($)	Low Intra-Day Price of the Reference Stock in ($)	Period-End Closing Price of the Reference Stock in ($)
7/1/2009	9/30/2009	1,018.50	955.00	995.75
10/1/2009	12/30/2009	1,212.50	1,003.50	1,087.50

1/1/2010	3/31/2010	1,153.00	1,058.00	1,115.50
4/1/2010	6/30/2010	1,261.00	1,123.50	1,244.00
7/1/2010	9/30/2010	1,307.50	1,157.00	1,307.00
10/1/2010	12/30/2010	1,421.00	1,313.50	1,405.50

1/1/2011	3/31/2011	1,447.00	1,319.00	1,439.00
4/1/2011	6/30/2011	1,552.50	1,418.00	1,505.50
7/1/2011	9/30/2011	1,895.00	1,483.00	1,620.00
10/1/2011	12/29/2011	1,795.00	1,531.00	1,531.00

1/1/2012	3/30/2012	1,781.00	1,598.00	1,662.50
4/1/2012	6/29/2012	1,677.50	1,548.50	1,598.50
7/1/2012	9/7/2012	1,728.00	1,556.25	1,728.00

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets, LLC

Buffered Knock-Out Notes with Rebate Linked to the Gold Spot Price, due September 30, 2015

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about September 28, 2012, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Supplemental Plan of Distribution” in the prospectus supplement dated January 28, 2011. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 28, 2011.

SUPPLEMENTAL DISCUSSION OF
U.S. FEDERAL INCOME TAX CONSEQUENCES

The following disclosure supplements the discussion in the product prospectus supplement dated February 24, 2011 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”

Foreign Account Tax Compliance Act. The Internal Revenue Service has issued notices and the Treasury Department has issued proposed regulations affecting the legislation enacted on March 18, 2010 and discussed in the product prospectus supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences— Supplemental U.S. Tax Considerations—Legislation Affecting Taxation of Notes Held By or Through Foreign Entities.”  Pursuant to the Internal Revenue Service notices, withholding requirements with respect to payments made on the Notes will generally begin no earlier than January 1, 2014. Pursuant to the proposed regulations, if finalized in their current form, the withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2013.  Holders are urged to consult their own tax advisors regarding the implications of this legislation and subsequent guidance on their investment in the Notes.

RBC Capital Markets, LLC